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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 8)(1)



                               BCSB BANKCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   054948 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     /_/  Rule 13d-1(b)

     /X/  Rule 13d-1(c)

     /_/  Rule 13d-1(d)

----------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                                Page 1 of 8 pages

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CUSIP NO. 054948 10 4                13G                      PAGE 2 OF 8 PAGES
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1          NAMES OF REPORTING PERSONS:
           H. ADRIAN COX

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                (a) /_/

                                                                (b) /_/

--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                          5      SOLE VOTING POWER                  39,244(1)
       NUMBER OF
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER                428,376(2)
        OWNED BY
          EACH            ------------------------------------------------------
       REPORTING          7      SOLE DISPOSITIVE POWER             39,634(1)
         PERSON
          WITH            ------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER           428,376(2)

--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           453,188
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           /_/
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           7.66% (3)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
                    IN
--------------------------------------------------------------------------------
(1) Includes options to acquire 15,000 shares, which options are exercisable within 60 days.
(2) Includes 175,076 shares held by the BCSB Bankcorp, Inc. Employee Stock Ownership Trust ("ESOP Trust"), 127,705 shares held by the BCSB Bankcorp, Inc. Deferred Compensation Plan Trust ("DCP Trust"), 50,550 shares held by Baltimore County Savings Bank Foundation, Inc. (the "Foundation"), 49,134 shares held by the Baltimore County Savings Bank Employees' Savings & Profit Sharing Plan and Trust (the "Savings Trust") and 25,911 shares held by the BCSB Bankcorp, Inc. Management Recognition Plan and Trust ("MRP Trust"), of which the reporting person serves as a trustee, and as to which shares Mr. Cox may be deemed to have beneficial ownership. Mr. Cox disclaims beneficial ownership of all shares held by the ESOP Trust, the DCP Trust, the Foundation, the Savings Trust and the MRP Trust.
(3) Assumes options to acquire 15,000 shares have been exercised. Based on 5,913,743 shares of common stock outstanding as of December 31, 2006.

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CUSIP NO. 054948 10 4                13G                      PAGE 3 OF 8 PAGES
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1          NAMES OF REPORTING PERSONS:
           WILLIAM J. KAPPAUF, JR.

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                (a) /_/

                                                                (b) /_/

--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                          5      SOLE VOTING POWER                  8,646(1)
       NUMBER OF
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER                402,465(2)
        OWNED BY
          EACH            ------------------------------------------------------
       REPORTING          7      SOLE DISPOSITIVE POWER             8,646(1)
         PERSON
          WITH            ------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER           402,465(2)

--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           401,819
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           /_/
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           6.79% (3)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
                    IN
--------------------------------------------------------------------------------

(1) Includes options to acquire 6,000 shares, which options are exercisable within 60 days.
(2) Includes 175,076 shares held by the ESOP Trust, 127,705 shares held by the DCP Trust, 50,550 shares held by the Foundation and 49,134 shares held by the Savings Trust, of which the reporting person serves as a trustee, and as to which shares Mr. Kappauf may be deemed to have beneficial ownership. Mr. Kappauf disclaims beneficial ownership of all shares held by the ESOP Trust, the DCP Trust, the Foundation and the Savings Trust.
(3) Assumes options to acquire 6,000 shares have been exercised. Based on 5,913,743 shares of common stock outstanding as of December 31, 2006.

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CUSIP NO. 054948 10 4                13G                      PAGE 4 OF 8 PAGES
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1          NAMES OF REPORTING PERSONS:
           HENRY V. KAHL

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                (a) /_/

                                                                (b) /_/

--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                          5      SOLE VOTING POWER                  36,604(1)
       NUMBER OF
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER                428,376(2)
        OWNED BY
          EACH            ------------------------------------------------------
       REPORTING          7      SOLE DISPOSITIVE POWER             36,604(1)
         PERSON
          WITH            ------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER           428,376(2)

--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           415,164
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           /_/
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           7.02% (3)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
                    IN
--------------------------------------------------------------------------------

(1) Includes options to acquire 15,500 shares, which options are exercisable within 60 days.
(2) Includes 175,076 shares held by the ESOP Trust, 127,705 shares held by DCP Trust, 50,550 shares held by the Foundation, 49,134 shares held by Savings Trust and 25,911 shares held by MRP Trust, of which the reporting person serves as a trustee, and as to which shares Mr. Kahl may be deemed to have beneficial ownership. Mr. Kahl disclaims beneficial ownership of all shares held by the ESOP Trust, the DCP Trust, the Foundation, the Savings Trust and the MRP Trust.
(3) Assumes options to acquire 15,500 shares have been exercised. Based on 5,913,743 shares of common stock outstanding as of December 31, 2006.

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                                                 ------------------------------
                                                        PAGE 5 OF 8 PAGES
                                                 ------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

ITEM 1(a).        NAME OF ISSUER:

         BCSB Bankcorp, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         4111 East Joppa Road, Suite 300
         Baltimore, Maryland 21236

ITEM 2(a).        NAME OF PERSON(S) FILING:

         H. Adrian Cox and Henry V. Kahl who each serve as a trustee of the BCSB Bankcorp, Inc. Employee Stock Ownership Plan Trust (the "ESOP Trust"), the BCSB Bankcorp, Inc. Deferred Compensation Plan Trust (the "DCP Trust"), the Baltimore County Savings Bank Foundation, Inc. ("Foundation"), the Baltimore County Savings Bank Employees' Savings & Profit Sharing Plan and Trust (the "Savings Trust"), the BCSB Bankcorp, Inc. Management Recognition Plan Trust (the "MRP Trust") (together, the "Trusts") and William J. Kappauf, Jr. who serves as a trustee of the ESOP Trust, DCP Trust, the Foundation and the Savings Trust.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         Same as Item 1(b) for all reporting persons.

ITEM 2(c).        CITIZENSHIP:

         See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

         Common Stock, par value $.01 per share.

ITEM 2(e).        CUSIP NUMBER:  054948 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         Items (a), (b), (c), (d), (e), (f), (g), (h), (i) and (j) hereof are not applicable. This Schedule 13G is being filed on behalf of each of the reporting persons, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters. Exhibit A discloses the relationship between all persons who are parties to this filing.

ITEM 4.           OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED: See Row 9 of the second part of the
                  -------------------------
cover page provided for each reporting person.

         (b)      PERCENT OF CLASS:  See Row 11 of the second part of the cover
                  ----------------
page provided for each reporting person.

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                                                 ------------------------------
                                                        PAGE 6 OF 8 PAGES
                                                 ------------------------------


         (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:  See Rows 5, 6,
                --------------------------------------------
7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         The ESOP Committee has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10.        CERTIFICATIONS.

         By signing below, each Trustee in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                 ------------------------------
                                                        PAGE 7 OF 8 PAGES
                                                 ------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/ H. Adrian Cox                                             February 14, 2007
-----------------------------------------------------
H. Adrian Cox, as an Individual Stockholder


/s/ William J. Kappauf, Jr.                                   February 14, 2007
-----------------------------------------------------
William J. Kappauf, Jr., as an Individual Stockholder


/s/ Henry V. Kahl                                             February 14, 2007
-----------------------------------------------------
Henry V. Kahl, as an Individual Stockholder


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                                    EXHIBIT A
                                    ---------


         The assets of the ESOP Trust, DCP Trust, MRP Trust and Foundation are held in trust by the Trustees, who have a fiduciary duty to act in the best interests of each Trust's respective beneficiaries. The assets of the Savings Plan Trust are held in trust by Baltimore County Savings Bank (in its capacity as trustee of the Savings Plan Trust), which has a fiduciary duty to act in the best interests of the Savings Plan Trust's beneficiaries. As directors of the Bank, the Trustees share voting and dispositive powers over the assets of the Savings Plan Trust. In their capacities as Trustees of all of the Trusts, the Trustees generally hold all shares of the Issuer's common stock for the benefit of the beneficiaries of the respective Trusts.

                                                                      EXHIBIT 99

                         AGREEMENT RELATING TO FILING OF
                           JOINT STATEMENT PURSUANT TO
                                  Rule 13d-1(k)
                        UNDER THE SECURITIES ACT OF 1934

         The undersigned agree that Amendment No. 8 to the Statement on Schedule 13G to which this Agreement is attached is filed on behalf of each of them.
Date: February 14, 2007



/s/ H. Adrian Cox                                             February 14, 2007
-----------------------------------------------------
H. Adrian Cox, as an Individual Stockholder


/s/ William J. Kappauf, Jr.                                   February 14, 2007
-----------------------------------------------------
William J. Kappauf, Jr., as an Individual Stockholder


/s/ Henry V. Kahl                                             February 14, 2007
-----------------------------------------------------
Henry V. Kahl, as an Individual Stockholder